October 30, 2024

Amit Singh
President and Chief Executive Officer
SolarWindow Technologies, Inc.
9375 E Shea Blvd.
Suite 107B
Scottsdale, Arizona 85260

       Re: SolarWindow Technologies, Inc.
           Registration Statement on Form S-1
           Filed October 18, 2024
           File No. 333-282721
Dear Amit Singh:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. You disclose on your cover page that the selling stockholders may offer shares at "at market prices prevailing at the time of sale." You also disclose that your common stock trades on the OTC Markets Group Inc. Pink Sheets tier. Please note that an at-
       the-market resale offering under Rule 415 is not available for registrants quoted on the
       OTC Pink marketplace, because the OTC Pink marketplace is not an established trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to disclose a fixed price at which the selling stockholders will offer and sell their shares until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices.
 October 30, 2024
Page 2

Executive Compensation, page 56

2. Please include executive compensation disclosure for the fiscal year ended August 31,
       2024. In this regard, we note that the fiscal year ended August 31, 2024 appears to be your last completed fiscal year. For guidance, please refer to Item 402 of Regulation
       S- K and Question 117.05 of the Compliance & Disclosure Interpretations of
       Regulation S-K.
General

3. We note that you filed this registration statement more than 45 days after the end of your fiscal year. As such, you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X. Please revise to include audited financial statements for the fiscal year ended August 31, 2024. For guidance, please refer to Section 1220.3 of the Division of Corporation Finance's Financial Reporting
       Manual.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Augustin at 202-551-8483 or Conlon Danberg at 202-551-4466
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Joseph Sierchio, Esq.